Exhibit 1.01
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONFLICT MINERALS REPORT
For the reporting period from January 1, 2024 to December 31, 2024
This Conflict Minerals Report (this “Report”) of Science Applications International Corporation (herein referred to as the “Company,” “we,” “us,” or “our”), has been prepared pursuant to Rule 13p-1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2024 to December 31, 2024 (the “reporting period”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain the minerals specified in the Rule that are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “3TG Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo and its adjoining countries.
The statements below are based on the activities performed to date in good faith by the Company and are based on the information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or availability of smelter or refiner data, errors or omissions by suppliers, incomplete information from industry sources, and other due diligence-related issues.
1.    Company Overview
The Company is a leading provider of technical, engineering, systems integration, logistics, and enterprise information technology services, with a diversified portfolio serving primarily the U.S. government, including the Department of Defense, the intelligence community, and federal civilian agencies. Because the Company is primarily a services provider, it generally does not manufacture or contract for manufacture products, except in small quantity sales typically relating to special purpose products for U.S. or foreign government customers. Those isolated occurrences of manufacturing products represented approximately 1.7 percent of the Company’s total revenue in calendar year 2024. We believe that the amount of necessary 3TG Minerals in our products is very small.
2.    Description of Company’s Products Covered by this Report
Although the vast majority of our revenues are derived from our service offerings, a small portion of our operations involve manufacturing or contracting to manufacture tsunami-sensing buoys, electrical cabling, and certain other electronic systems and components (the “Covered Products”). The Company is several steps removed from the mining of 3TG Minerals. We do not purchase raw ore or unrefined 3TG Minerals, and we conduct no purchasing activities directly in any Covered Countries.
3.    Reasonable Country of Origin Inquiry
We conducted in good faith a reasonable country of origin inquiry (“RCOI”). Our RCOI was reasonably designed to determine whether any of the necessary 3TG Minerals in our products originated in a Covered Country or came from recycled or scrap sources. Our RCOI process began by using contract data to determine contracts and programs in which we manufactured or contracted with others to manufacture products that might contain necessary 3TG Minerals during the reporting period. Based on this initial step, we contacted select business unit personnel in order to identify and describe any products manufactured within their business units that could be Covered Products. In these discussions, and typically in our other communications with employees involved in our manufacturing activities, we provided an overview of the key disclosure requirements under the Rule, and instructed them to err on the side of inclusiveness in identifying any potential products within their respective business units. We identified a total of 68 suppliers as in-scope for our conflict minerals compliance program.
We requested that all of our in-scope suppliers provide information to us about those minerals using the template developed by the Responsible Minerals Initiative (“RMI”), known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information from suppliers regarding the 3TG Minerals in their supply chains. The Template requested information about the source of the necessary 3TG Minerals in the products the suppliers provided to us and whether any of the smelters or refiners that processed those 3TG Minerals sourced them from a Covered Country. We enter the information we receive into an electronic format to facilitate information analysis.
We engaged our suppliers in this process through the following steps:
•We sent an email to our direct suppliers describing the compliance requirements and requesting 3TG Minerals information using the Template; and
•We sent at least one reminder e-mail to each non-responsive supplier requesting survey completion.
We evaluated supplier responses for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG Minerals, as well as the origin of those materials.
The response rate among the in-scope suppliers we identified was approximately 66%. Of these responding suppliers, 11 indicated that they supplied products that contained 3TG Minerals.
Of the suppliers that had indicated that they had supplied necessary 3TG Minerals during the reporting period, 5 indicated that they sourced one or more of the 3TG Minerals from the Covered Countries. Therefore, based on our review of our suppliers’ responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the reporting period contained 3TG Minerals that originated, or may have originated, in the Covered Countries and are not from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary 3TG Minerals.
4.    Due Diligence Process
4.1    Design of Due Diligence
The Company’s conflict minerals due diligence measures were designed to conform, in all material respects, with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten, Third Edition.
4.2    Due Diligence Measures Performed
We performed the following due diligence measures for the reporting period.
OECD Step # 1: Establish and maintain strong company management
Assigned Management Team. We have a conflict minerals management team that leads and supports our supply chain due diligence process. Our management team is comprised of members representing the contracts, procurement, legal, and compliance functions within the Company and included subject matter experts from relevant internal operational organizations. This team, most of which has been involved with our 3TG Minerals compliance efforts since the inception of the Rule, is responsible for implementing and managing our conflict minerals compliance strategy.
Conflict Minerals Instruction. Our business ethics and conduct instruction addresses the Company’s commitment to working with our supply chain to ensure compliance with the Rule.
Supplier Code of Conduct and Contractual Provisions. In order to increase transparency in our supply chain as well as clearly to communicate to suppliers and the public our expectations regarding the supply chain of 3TG Minerals originating from the Covered Countries, our Supplier Code of Conduct includes a requirement that suppliers must conduct due diligence on the source and chain of custody of all 3TG Minerals contained in any products or materials provided by the supplier to us. SAIC’s Supplier Code of Conduct can be found at https://www.saic.com/sites/default/files/2025-01/25-0928-SupplierCodeConduct_F.pdf. Additionally, our supplier terms and conditions require suppliers to conduct due diligence throughout their supply chains to prevent the use of conflict minerals from conflict regions, including the Democratic Republic of the Congo and central Africa. We also require our suppliers to use due diligence protocols, standards, and procedures that meet or exceed the reasonable country of origin inquiry described in the conflict minerals rule and industry best practices.
Supplier Engagement. We have established many long-term supplier relationships, and we communicate with them on conflict minerals compliance during contract negotiations and during the Template completion process. We require our suppliers to acknowledge and accept our Supplier Code of Conduct and supplier terms and conditions, which implement our 3TG Minerals policy.
Document Retention Policy. We intend to retain our supplier response documentation in electronic form for at least five (5) years.
Grievance Mechanism. We have multiple longstanding grievance mechanisms whereby whistleblowers, employees and suppliers can report violations of the Company’s policies. These mechanisms include a hotline and a website that allow whistleblowers, employees, and suppliers to make anonymous reports of violations of the Company’s policies.
OECD Step #2: Identify and assess risks in the supply chain
We engaged with our direct suppliers to ensure timely responses and to emphasize the importance of the accuracy and completeness of their Template responses. We followed up with several of our suppliers to clarify and improve the quality of their responses.
We reviewed all of our supplier responses, including those not provided on the Template, against criteria developed by our internal team to determine whether further due diligence engagement was necessary. Our criteria included reviewing incomplete responses as well as plausibility and inconsistencies within the data reported by our suppliers, and we have worked directly with them in an effort to secure further responses.
We stored the information we collected in an electronic format, which assembled and organized the Template responses.
OECD Step #3: Design and implement a strategy to respond to identified risks
When a risk is identified in the supply chain, it is our policy to have the designated procurement manager engage with our direct supplier and develop a timeframe in which the risk can be mitigated, which may include taking appropriate steps to transition procurement to a different supplier.

Our conflict minerals management team periodically briefed senior management in the Procurement Department about our suppliers’ responses, the results of our due diligence efforts, and the potential risks regarding our sourcing of 3TG Minerals. The due diligence process itself is administered under the auspices of the General Counsel.
Although we did not receive any reports of concerns about our conflict minerals compliance through our grievance mechanism during 2024, our policy is that if concerns about our 3TG sourcing were to be reported, we would investigate them appropriately.
OECD Step #4: Carry out independent third-party audit of smelters’ and refiners’ due diligence practices
We do not have direct relationships with the smelters and refiners identified by our suppliers. However, we believe that audits of smelters’ and refiners’ due diligence practices conducted by third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing. We support the work of RMI and other third-parties that have implemented third-party audit programs to determine which smelters and refiners can be confirmed to be in conformance with global standards for due diligence.
OECD Step #5: Report annually on supply chain due diligence
As required by the Rule, we report annually on our conflict minerals sourcing and supply chain due diligence. This Conflict Minerals Report and the accompanying Form SD are filed with the U.S. Securities and Exchange Commission and are publicly available on our website at www.saic.com.
5.    Results of the Review
Based on our review of our products and information provided by our suppliers, gold, tantalum, tin and tungsten were or may have been contained in our products during the reporting period. The results of our due diligence review for the reporting period are as follows:
5.1    Facilities Used to Process Our Necessary 3TG Minerals
As described in Section 3 above, we engaged our direct suppliers to collect information regarding the presence and sourcing of the necessary 3TG Minerals used in the products they supplied to us.
The vast majority of the suppliers that responded to our information request set forth data on a company-level basis, without specifying whether such 3TG Mineral was contained in products actually supplied to SAIC. Therefore, we believe that the full list of facilities identified by our suppliers includes many smelters and refiners that did not actually process the necessary 3TG Minerals in our products. The lack of detailed information from our suppliers prevents us from being able to determine whether any other particular smelter or refiner named in their responses processed the necessary 3TG Minerals in our products. Accordingly, we are unable to disclose any facilities that processed the necessary 3TG Minerals in our products during calendar year 2024.
5.2    Country of Origin of Our Necessary 3TG Minerals
We did not receive sufficiently detailed information from our suppliers to enable us to identify the countries of origin of the necessary 3TG Minerals contained in our products during the reporting period.

5.3    Efforts to Determine Mine or Location of Origin
The Company has determined that the most reasonable effort it can make to determine the mines or locations of origin of its necessary 3TG Minerals with the greatest possible specificity is to seek information from its direct suppliers about the smelters and refiners in its supply chain and to urge suppliers to do the same with their direct suppliers. The Company was unable to gather the necessary information from these suppliers to determine the mines or location of origin of its necessary 3TG Minerals.
6.    Steps Taken and to be Taken to Mitigate Risk and Improve Due Diligence
We currently intend to take the following steps in 2025 to improve our due diligence measures and to further mitigate the risk that 3TG Minerals contained in the Covered Products may benefit armed groups in a Covered Country: (i) continue to communicate our expectations and information requirements to suppliers within our 3TG Mineral supply chain; and (ii) continue to encourage suppliers to implement responsible sourcing procedures and to source from conformant smelters and refiners.

Forward-Looking Statements
This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in this Report, other than statements of historical fact, are forward-looking statements. You can identify these statements from use of the words “may,” “should,” “could,” “potential,” “continue,” “plan,” “forecast,” “estimate,” “project,” “believe,” “intent,” “anticipate,” “expect,” “target,” “is likely,” “will,” or the negative of these terms, and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The principal forward-looking statements in this report include our expected improvements to our RCOI process and conflict minerals due diligence process. We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not only limited to, risks associated with: (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) changes in the Rule and other political and regulatory developments relating to the sourcing of 3TG Minerals, whether in the Covered Countries, the United States or elsewhere, and (3) those factors set forth in our description of risk factors in Part I, Item 1A to our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, which should be read in conjunction with the forward-looking statements in this Report. You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this Report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risks described in this Report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Report.